[redacted]

SECURI 12013332 ISSION

SEC Mail Processing Section
FEB 27 2012
Washington, DC
120

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: April 30, 2013<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8 - 68134 |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Guardian Direct Energy Programs, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. Village Center Drive
(No. and Street)

| Southlake | Texas | 76092 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Brannan — 817-442-5259
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **Flower Mound** | **Flower Mound** | **Texas** | **75022** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Rick D. Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Guardian Direct Energy Programs, Inc.**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

DEBBIE B. PENNEY
Notary Public, State of Texas
My Commission Expires
June 19, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

# GUARDIAN DIRECT
# ENERGY PROGRAMS, INC.

## FINANCIAL REPORT

## DECEMBER 31, 2011

**CONTENTS**

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT**

Board of Directors
Guardian Direct Energy Programs, Inc.

We have audited the accompanying statement of financial condition of Guardian Direct Energy Programs, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guardian Direct Energy Programs, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2012



4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

**Guardian Direct Energy Programs, Inc.**
**Statement of Financial Condition**
**December 31, 2011**

| | |
|---|---|
| **ASSETS** | |
| Cash | $26,974 |
| Commissions Receivable | 2,016 |
| Employee Advances | 6,000 |
| Receivable from Parent | 1,478 |
| Prepaid Expenses | 331 |
| **TOTAL ASSETS** | $36,799 |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| | |
| **Liabilities** | |
| Accounts Payable | $3,585 |
| Salaries Payable | 8,300 |
| Commissions Payable | 6,000 |
| **Total Liabilities** | $17,885 |
| | |
| **Stockholder's Equity** | |
| Common Stock, $.01 par value, 10,000 shares authorized, issued and outstanding | $100 |
| Additional Paid-In Capital | 515,176 |
| Accumulated Deficit | (496,362) |
| **Total Stockholder's Equity** | $18,914 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $36,799 |

See Notes to the Financial Statements

**Guardian Direct Energy Programs, Inc.**
**Statement of Income**
**Year Ended December 31, 2011**

| | |
|---|---|
| **Revenue** | |
| Private Placement Revenue | $494,880 |
| **Expenses** | |
| Compensation and Related Costs | $687,884 |
| Occupancy | 97,637 |
| Office Expense | 807 |
| Other Expenses | 2,222 |
| Promotion | 8,075 |
| Professional Fees | 8,581 |
| Regulatory Fees | 40,964 |
| Total Operating Expenses | $846,170 |
| Net Loss | ($351,290) |

See Notes to the Financial Statements

**Guardian Direct Energy Programs, Inc**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2011**

| | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2010 | 10,000 | $100 | $157,927 | ($145,073) | $12,954 |
| Additional Capital Contributed | - | - | 357,250 | - | 357,250 |
| Net Loss | - | - | - | (351,290) | (351,290) |
| Balances at December 31, 2011 | 10,000 | $100 | $515,177 | ($496,363) | $18,914 |

See Notes to the Financial Statements

**Guardian Direct Energy Programs, Inc**
**Statement of Cash Flows**
**Year Ended December 31, 2011**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | ($351,290) |
| Change in assets and liabilities: | |
| Increase in commissions receivable | (2,016) |
| Increase in employee advances | (6,000) |
| Increase in receivable from Parent | (1,478) |
| Decrease in prepaid expenses | 4,353 |
| Increase in accounts payable | 3,585 |
| Increase in salaries payable | 8,300 |
| Increase in commissions payable | 6,000 |
| **Net cash used in operating activities** | ($338,546) |
| **Cash flows from financing activities:** | |
| Additional capital contributed | $357,250 |
| Net increase in cash | $18,704 |
| Cash at beginning of period | 8,270 |
| **CASH AT END OF PERIOD** | $26,974 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid during the period for interest or income taxes.

See Notes to Financial Statements

**Guardian Direct Energy Programs, Inc.**
**Notes to Financial Statements**
**December 31, 2011**

## Note 1-Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Guardian Direct Energy Programs, Inc. (Company) was incorporated in December 2007 as a Texas corporation. The Company is a wholly-owned subsidiary of Guardian Ventures, Inc. (Parent), a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's securities business consists of the sale of partnership interests in oil and gas related private placement offerings managed by related parties only on a minimum/maximum subscription basis. The Company's customers are primarily high net worth individuals located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. The Company maintains a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

## Note 1- Nature of Business and summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings.

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

The Company is also subject to state income taxes.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

## Note 2-Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $11,105 and $5,000, respectively. The company's net capital ratio was 1.61 to one.

## Note 3-Income Taxes

The Company and each of the Companies in the consolidated group have current year tax losses; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward of approximately $496,000 available to offset future taxable income, which expires beginning in 2030. The net operating loss carry forward is a tax attribute of the Parent due to the filing of a consolidated income tax return. This net operating loss may not be available for use by the Company in future years if it were not a part of the consolidated income tax return. The net operating loss carry forward creates a deferred tax asset of approximately $74,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

## Note 4-Related Party Transactions/Concentration of Revenue/Economic Dependency

The Company is under the control of and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned all of its revenue from the sales of interests in private placement offerings managed by related parties.

The Company leases office space from a related party on a month-to-month basis for $7,334 per month. Rent paid to the related party totaled $88,012 for 2011 and is included in occupancy expense in the accompanying statement of income.

The Parent acts as common paymaster for the Company. Amounts payable to the Parent for salaries and commissions paid on behalf of the Company totaled $8,300 and $6,000, respectively, at December 31, 2011.

The Company has an expense sharing agreement (Agreement) with Guardian Oil & Gas, Inc., (a sibling company) (GOG) under which GOG is solely responsible for paying certain expenses on behalf of the company and will not anticipate or seek reimbursement for these payments. Expenses paid by GOG under this Agreement totaled approximately $11,279 for 2011.

## Note 5-Defined Contributions Plan

The Company is a participating employer in a 401k plan offered by the Parent. Employer contributions are discretionary and are determined and authorized by the board of directors each plan year. There were no expenses related to the Plan incurred by the Company for the period ended December 31, 2011.

## Note 6-Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 7-Subsequent Events

In 2012, through the report date, the Company received additional capital contributions totaling $45,500 from its Parent.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 15, 2012, the date which the financial statements were available to be issued.

## Schedule I

**Guardian Direct Energy Programs, Inc.**
**Supplementary Information**
**Pursuant to Rule 17a-5**
**December 31, 2011**

### Computation of Net Capital

| | |
|---|---|
| Total Stockholder's Equity qualified for Net Capital | $18,914 |
| Deductions and/or Charges | |
| Non-allowable assets: | |
| Employee Advances | $6,000 |
| Receivable from Parent | 1,478 |
| Prepaid Expenses | 331 |
| Total Deductions and/or Charges | $7,809 |
| Net Capital | $11,105 |
| Aggregate Indebtedness | |
| Accounts Payable | $3,585 |
| Salaries Payable | 8,300 |
| Commissions Payable | 6,000 |
| Total Aggregate Indebtedness | $17,885 |
| Computation of Basic Net Capital Requirement | |
| Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $5,000 |
| Net Capital in Excess of Minimum Requirement | $6,105 |
| Ratio of Aggregate Indebtedness to Net Capital | 1.61 to 1 |

### Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed by Guardian Direct Energy Programs, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

### Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

### Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

### SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**

Board of Directors
Guardian Direct Energy Programs, Inc.

In planning and performing our audit of the financial statements of Guardian Direct Energy Programs, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 15, 2012